EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Years Ended December 31

(Dollar Amounts in Thousands)

	Monongahela Power Company and Subsidiaries
	2003		2002		2001	2000		1999
Earnings:
Income from continuing operations	$81,149	*	$33,738	*	$89,457	$94,579	**	$92,327
Fixed charges (see below)	54,665		54,743		58,111	49,081		36,034
Income taxes	44,416	*	8,824	*	38,548	52,484	**	40,726
Amortization of capitalized interest	—		320		30	5		—
Income distributions of equity investees	2,871		3,216		7,673	8,640		—
Less: capitalized interest	—		(2,604)		(1,911)	(487)		—
Less: income from unconsolidated equity investees	(2,097)		(1,057)		(5,008)	(5,907)		—

Total Earnings (as defined)	$181,004		$97,180		$186,900	$198,395		$169,087

Fixed Charges:
Interest expensed and capitalized	$53,059		$52,342		$54,830	$45,733		$34,603
Estimated interest component of rental expense	1,606		2,401		3,281	3,348		1,431

Total Fixed Charges (as defined)	$54,665		$54,743		$58,111	$49,081		$36,034

Ratio of Earnings to Fixed Charges	3.31		1.78		3.22	4.04		4.69

*	Excludes the cumulative effect of an accounting change.
**	Excludes the effect of the extraordinary charge.